     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 2000



                                                      REGISTRATION NO. 333-43912

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                     -------------------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-6

                     -------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                     -------------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                          BABY BOOM ECONOMY PORTFOLIO
                              2000 GROWTH SERIES B
                            (FORMERLY CONCEPT SERIES
                          BABY BOOM ECONOMY PORTFOLIO
                             2000 GROWTH SERIES B)
                              DEFINED ASSET FUNDS


B. NAMES OF DEPOSITORS:


               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

                           SALOMON SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED

                           DEAN WITTER REYNOLDS INC.


C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


 MERRILL LYNCH, PIERCE,    PAINEWEBBER INCORPORATED
     FENNER & SMITH           1285 AVENUE OF THE
      INCORPORATED                 AMERICAS
   DEFINED ASSET FUNDS        NEW YORK, NY 10019
      P.O. BOX 9051
PRINCETON, NJ 08543-9051

SALOMON SMITH BARNEY INC.  DEAN WITTER REYNOLDS INC.
      388 GREENWICH             TWO WORLD TRADE
    STREET--23RD FL.          CENTER--59TH FLOOR
   NEW YORK, NY 10013         NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:



  TERESA KONCICK, ESQ.            COPIES TO:              ROBERT E. HOLLEY
      P.O. BOX 9051         PIERRE DE SAINT PHALLE,       1200 HARBOR BLVD.
PRINCETON, NJ 08543-9051             ESQ.                WEEHAUKEN, NJ 07087
                             450 LEXINGTON AVENUE
                              NEW YORK, NY 10017

    MICHAEL KOCHMANN                                     DOUGLAS LOWE, ESQ.
  388 GREENWICH STREET                                DEAN WITTER REYNOLDS INC.
   NEW YORK, NY 10013                                      TWO WORLD TRADE
                                                         CENTER--59TH FLOOR
                                                         NEW YORK, NY 10048


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.


/X/ Check box if it is proposed that this Registration Statement shall become effective upon filing on August 30, 2000, pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           DEFINED ASSET FUNDS-REGISTERED TRADEMARK-
                           ----------------------------------------------------


                           EQUITY INVESTOR FUND
                           BABY BOOM ECONOMY PORTFOLIO
                           2000 GROWTH SERIES B
                           (A UNIT INVESTMENT TRUST)

                           - DESIGNED TO TAKE ADVANTAGE OF THE ECONOMIC IMPACT OF THE BABY BOOM GENERATION




SPONSORS:
MERRILL LYNCH,             -----------------------------------------------------
PIERCE, FENNER & SMITH     The Securities and Exchange Commission has not
INCORPORATED               approved or disapproved these Securities or passed
SALOMON SMITH BARNEY INC.  upon the adequacy of this prospectus. Any
PAINEWEBBER INCORPORATED   representation to the contrary is a criminal offense.
DEAN WITTER REYNOLDS INC.  Prospectus dated August 30, 2000.

--------------------------------------------------------------------------------

Defined Asset Funds--Registered Trademark--

Defined Asset Funds-Registered Trademark-is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:
  - A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  - Fixed Portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  - Professional Research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  - Ongoing Supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.


CONTENTS
                                         PAGE
                                         ----
Risk/Return Summary....................     3
What You Can Expect From Your
  Investment...........................     6
  Income...............................     6
  Records and Reports..................     6
The Risks You Face.....................     6
  Concentration Risk...................     6
  Foreign Issuer Risk..................     6
  Litigation and Legislation Risks.....     7
Selling or Exchanging Units............     7
  Sponsors' Secondary Market...........     8
  Selling Units to the Trustee.........     8
  Rollover/Exchange Option.............     9
How The Fund Works.....................     9
  Pricing..............................     9
  Evaluations..........................    10
  Income...............................    10
  Expenses.............................    10
  Portfolio Changes....................    11
  Portfolio Termination................    12
  No Certificates......................    12
  Trust Indenture......................    12
  Legal Opinion........................    13
  Auditors.............................    13
  Sponsors.............................    13
  Trustee..............................    13
  Underwriters' and Sponsors'
    Profits............................    13
  Public Distribution..................    14
  Code of Ethics.......................    14
  Year 2000 Issues.....................    14
  Advertising and Sales Material.......    14
Taxes..................................    15
Supplemental Information...............    17
Financial Statements...................    18
  Report of Independent Accountants....    18
  Statement of Condition...............    18

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY

 1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
  - The Portfolio seeks capital appreciation by investing in a diversified portfolio of global equity securities for approximately one year.

     You can participate in the Portfolio by
     purchasing units. Each unit represents
     an equal share of the stocks in the
     Portfolio and receives an equal share of dividend income.

 2.  WHAT IS THE PORTFOLIO'S INVESTMENT
     STRATEGY?
  -  The Portfolio plans to invest in a
     number of stocks favored by demographic
     trends--companies which should
     experience growth as the "baby boomer"
     generation grows older. Our Portfolio
     Consultants are Wall Street veterans
     William Sterling and Stephen Waite,
     authors of the book "Boomernomics," and
     authorities on the trends of baby
     boomers. Sterling and Waite, together
     with their team of financial
     professionals, selected the securities
     for this Portfolio. They believe that in the decade to come, economic globalization and advances in technology, coupled with the spending and saving patterns of this demographic group, are likely to have an important impact on the healthcare, technology, telecommunications, consumer products and financial services industries, and accordingly, have selected Portfolio securities in these industries.
  -  The baby boomers, the generation born
     between 1946 and 1964, have remarkably
     consistent saving, spending and
     life-style patterns. Past baby boomer
     spending patterns appear to have a
     direct correlation to the growth of
     certain industries that meet the needs
     of baby boomers.
  -  The Sponsors believe that as the baby
     boomers and their children mature and
     adjust their lives for later years,
     spending patterns are likely to have a
     positive effect on the industries
     represented in the Portfolio.

  -  We plan to hold the stocks in the
     Portfolio for about one year. At the end of the year, we will liquidate the Portfolio and intend to apply the same
     Strategy to select a new portfolio, if
     available.

  -  Each Baby Boom Economy Portfolio is
     designed to be part of a longer term
     strategy. We believe that more
     consistent results are likely if the
     strategy is followed for at least three
     to five years, but you are not required
     to stay with the strategy or to roll
     over your investment. You can sell your
     units at any time.

 3.  WHAT COUNTRIES AND INDUSTRIES ARE
     REPRESENTED IN THE PORTFOLIO?
     Based on current market values, the
     following countries are represented in
     the Portfolio:


     United States                         69%
     Japan                                  7
     Sweden                                6
     United Kingdom                       6
     Canada                                4
     Switzerland                            3
     Finland                                2
     France                                 2
     Netherlands                            1


     Based upon the principal business of
     each issuer and current market values,
     the Portfolio represents the following
     industries:


     Technology                           26%
     Financial Services                     21
     Medical                               21
     Telecommunications Services/
     Equipment                          14
     Consumer Products                     7
     Energy                                 4
     Diversified Operations                  3
     MultiMedia                            2
     Advertising                            1
     Communications                       1


 4.  WHAT ARE THE SIGNIFICANT RISKS?
     YOU CAN LOSE MONEY BY INVESTING IN THE
     PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS
     REASONS, INCLUDING:

  -  Domestic and international stock prices
     can be volatile. Market factors may
     cause the prices of the stocks to
     change.

--------------------------------------------------------------------------------
                                   Portfolio
-------------------------------------------------------------------


Baby Boom Economy Portfolio 2000 Growth Series B

Defined Asset Funds


                                                             PRICE PER SHARE
                                         PERCENTAGE OF        TO PORTFOLIO         COST TO PORTFOLIO
LOCATION AND NAME OF ISSUER              PORTFOLIO (1)       IN U.S. DOLLARS      IN U.S. DOLLARS (2)
------------------------------------------------------------------------------------------------------

CANADA
 1. Ballard Power Systems, Inc.*+             1.20%           $   100.8750            $ 13,113.75
 2. Nortel Networks Corporation+              2.70                 79.8750              29,553.75

FINLAND
 3. Nokia Oyj+                                1.19                 40.8125              13,060.00
 4. Sonera Oyj+                               1.49                 33.3125              16,323.13

FRANCE
 5. Axa+                                      1.97                153.9735              21,556.29

JAPAN
 6. KEYENCE CORPORATION*+                     1.21                330.8824              13,235.29
 7. Nintendo Co., Ltd+                        1.03                 21.3750              11,328.75
 8. NTT Data Corporation+                     1.00             10,935.1433              10,935.14
 9. NTT DoCoMo, Inc.+                         2.01                137.5000              22,000.00
10. SONY CORPORATION+                         1.58                115.5000              17,325.00

NETHERLANDS
11. ING Groep N.V.+                           0.49                 67.1414               5,371.31

SWEDEN
12. Skandia Forsakrings AB+                   2.51                 20.2193              27,498.26
13. Svenska Handelsbanken AB+                 2.01                 16.1541              21,969.51
14. Telefonaktiebolaget LM Ericsson
    AB+                                       1.30                 19.5000              14,235.00

SWITZERLAND

15. Julius Baer Holding Ltd.,
    Zurich+                                   1.35              4,942.2966              14,826.89

16. Novartis AG+                              0.56              1,529.7173               6,118.87

17. Phonak Holding AG+                        0.86              3,144.8355               9,434.51

18. Roche Holding AG+                         0.49                 90.0000               5,400.00


----------------------------
(1) Based on Cost to Portfolio in U.S. dollars.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on August 29, 2000, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

 + The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.
 * These stocks currently do not pay dividends.

                        --------------------------------


The securities were acquired on August 29, 2000 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.


                        --------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE PORTFOLIO IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------
                                   Portfolio
-------------------------------------------------------------------


Baby Boom Economy Portfolio 2000 Growth Series B

Defined Asset Funds


                                                             PRICE PER SHARE
                                         PERCENTAGE OF        TO PORTFOLIO         COST TO PORTFOLIO
LOCATION AND NAME OF ISSUER              PORTFOLIO (1)       IN U.S. DOLLARS      IN U.S. DOLLARS (2)
------------------------------------------------------------------------------------------------------

UNITED KINGDOM

19. ARM Holdings PLC*+                        0.99%           $    11.7637            $ 10,822.57

20. COLT Telecom Group PLC*+                  0.99                 25.9310              10,891.04

21. Glaxo Wellcome PLC+                       1.38                 28.5241              15,117.80

22. SmithKline Beecham PLC+                   0.50                 12.9364               5,433.28

23. Vodafone Group PLC+                       2.01                  3.9771              22,072.71

UNITED STATES

24. Abgenix, Inc.*                            1.02                 69.6250              11,140.00

25. America Online, Inc.*                     1.02                 58.5625              11,126.88

26. American Home Products
   Corporation                                0.49                 53.5625               5,356.25

27. American International Group,
   Inc.                                       2.05                 86.1875              22,408.75

28. Apple Computer, Inc.*                     1.03                 59.1875              11,245.63

29. Best Buy Co., Inc.*                       1.39                 72.4375              15,211.88

30. Bristol-Myers Squibb Company              0.98                 53.4375              10,687.50

31. Broadcom Corporation*                     1.61                251.9375              17,635.63

32. Brocade Communication Systems,
   Inc.*                                      0.96                209.5625              10,478.13

33. Capstone Turbine Corporation*             0.49                 88.7500               5,325.00

34. Charter Communications, Inc.*             1.52                 16.0000              16,640.00

35. Chiron Corporation*                       0.51                 50.4375               5,548.13

36. Cisco Systems, Inc.*                      1.82                 66.5625              19,968.75

37. CuraGen Corporation*                      0.51                 37.5000               5,625.00

38. Dell Computer Corporation*                1.00                 40.5625              10,951.88

39. Eli Lilly and Company                     1.01                 74.0000              11,100.00

40. EMC Corporation*                          2.00                 95.3750              21,936.25

41. Enron Corp.                               1.49                 86.2500              16,387.50

42. FuelCell Energy, Inc.*                    0.53                115.3750               5,768.75

43. Genentech, Inc.*                          2.35                183.6250              25,707.50

44. General Electric Company                  2.62                 59.7500              28,680.00
45. Human Genome Sciences, Inc.*              0.96                151.1250              10,578.75


----------------------------
(1) Based on Cost to Portfolio in U.S. dollars.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on August 29, 2000, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

 + The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.
 * These stocks currently do not pay dividends.

                        --------------------------------


The securities were acquired on August 29, 2000 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.


                        --------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE PORTFOLIO IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------
                                   Portfolio
-------------------------------------------------------------------


Baby Boom Economy Portfolio 2000 Growth Series B

Defined Asset Funds


                                                             PRICE PER SHARE
                                         PERCENTAGE OF        TO PORTFOLIO         COST TO PORTFOLIO
LOCATION AND NAME OF ISSUER              PORTFOLIO (1)       IN U.S. DOLLARS      IN U.S. DOLLARS (2)
------------------------------------------------------------------------------------------------------

UNITED STATES--CONTINUED

46. ImClone Systems Incorporated*              0.54%          $    98.0000           $    5,880.00
47. Immunex Corporation*                       1.00                47.8750               11,011.25
48. Intel Corporation                          1.49                74.0625               16,293.75
49. JDS Uniphase Corporation*                  2.44               121.5000               26,730.00
50. Johnson & Johnson                          0.51                93.0000                5,580.00
51. Juniper Networks, Inc.*                    1.43               196.1250               15,690.00
52. Lowe's Companies, Inc.                     1.19                48.1875               13,010.63
53. Medimmune, Inc.*                           1.40                76.9375               15,387.50
54. Microsoft Corporation*                     2.01                70.9375               21,990.63
55. Millenium Pharmaceuticals,
   Inc.*                                       1.03               125.8125               11,323.13
56. Network Appliance, Inc.*                   2.19               109.2500               24,035.00
57. Northern Trust Corporation                 2.84                79.8750               31,151.25
58. Omnicon Group Inc.                         0.97                81.5000               10,595.00
59. Pfizer Inc.                                2.01                42.3750               22,035.00
60. Pharmacia Corporation                      0.48                58.8750                5,298.75
61. PMC-Sierra, Inc.*                          1.55               242.1875               16,953.13
62. Schering-Plough Corporation                1.02                39.9375               11,182.50
63. Sepracor Inc.*                             1.09               108.5000               11,935.00
64. Sonic Innovations, Inc.*                   0.50                11.9375                5,491.25
65. Sycamore Network, Inc.*                    1.05               143.2500               11,460.00
66. The Bank of New York Company,
   Inc.                                        1.51                50.1875               16,561.88
67. The Charles Schwab Corporation             2.19                37.4375               23,960.00
68. The Chase Manhattan Corporation            0.99                51.8750               10,893.75
69. The Goldman Sachs Group, Inc.              2.56               127.4375               28,036.25
70. The Home Depot, Inc.                       0.99                49.4375               10,876.25
71. VERITAS Software Corporation*              1.51               118.6250               16,607.50
72. Viacom Inc.--Class B*                      1.52                69.6250               16,710.00
73. Wal-Mart Stores, Inc.                      1.30                49.2500               14,282.50
74. WorldCom, Inc.*                            0.50                36.6250                5,493.75
75. Xilinx, Inc.*                              2.01                88.0156               22,003.91
                                             ------                                  -------------
                                             100.00%                                 $1,095,590.57
                                             ======                                  =============


----------------------------
(1) Based on Cost to Portfolio in U.S. dollars.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on August 29, 2000, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

 + The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.
 * These stocks do not pay dividends.
                        --------------------------------


The securities were acquired on August 29, 2000 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                        --------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE PORTFOLIO IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------
RISK/RETURN SUMMARY (CONTINUED)


  - Because the Portfolio is concentrated in technology stocks, adverse developments in this industry may affect the value of your units.

  -  This Portfolio contains a number of
     foreign securities. Some of the risks of holding foreign securities include:
     -- political/economic developments;
     -- withholding taxes;
     -- exchange controls or local
     restrictions on dividend payments;
     -- currency risk;
     -- less available public information; and -- less liquidity.

  - The Portfolio may continue to purchase or hold the stocks originally selected even though their market value may have changed or they may be subject to sell recommendations from one or more of the Sponsors.

  -  Even if there are no changes in the
     Portfolio securities from year to year,
     you still must pay tax on any gain.

 5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?

  -  The Portfolio was designed to meet the
     financial needs of investors who still
     have a substantial number of years ahead of them in the workforce, and therefore can afford to take the risks that may yield a better reward.

  -  The Portfolio can also represent a
     portion of the equity investment in your diversified Portfolio.
  - The Portfolio is not appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with an equity investment.
     It generally is not be appropriate for
     you if you are seeking preservation of
     capital or high current income.

 6.  WHAT ARE THE PORTFOLIO'S FEES AND
     EXPENSES?
     This table shows the costs and expenses
     you may pay, directly or indirectly, when you invest in the Portfolio.

     ESTIMATED ANNUAL OPERATING EXPENSES



                                       AS A %
                                         OF            AMOUNT
                                         NET         PER 1,000
                                       ASSETS          UNITS
                                       ------        ---------
                                        .091%          $0.90
     Trustee's Fee
                                        .150%          $1.49
     Consultant's Fee
                                        .071%          $0.70
     Portfolio Supervision,
     Bookkeeping and
     Administrative Fees
                                        .250%          $2.48
     Creation and
     Development Fee
                                        .105%          $1.03
     Other Operating Expenses
                                      ---------        -----
                                        .667%          $6.60
     TOTAL



     The Creation and Development Fee
     (estimated at $0.00248 per unit)
     compensates the Sponsors for the creation and development of the Portfolio and is computed based on the Portfolio's average daily net asset value through the date of collection at the end of the primary offering period which is generally 90 days. This fee historically had been included in the sales fee.



     ORGANIZATION COSTS per 1,000 units                $0.88
     (deducted from Portfolio assets at
     the close of the initial offering
     period)



     INVESTOR FEES
                                                       2.50%
     Maximum Sales Fee (Load) on new
     purchases (as a percentage of $1,000
     invested)



     You will pay an up-front sales fee of
     approximately 1.00%, as well as a total
     deferred sales fee of $15.00 ($2.50 per 1,000 units deducted from the Portfolio's net asset value on February 1, 2001, and thereafter on the first of each month through July 1, 2001).

     The aggregate fees and expenses will not exceed the applicable NASD limit which is 6.25% of the initial public offering price.



     EXAMPLE
     This example may help you compare the
     cost of investing in the Portfolio to the cost of investing in other funds.
     The example assumes that you invest
     $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same.
     Although your actual costs may be higher or lower, based on these assumptions your costs would be:



     1 Year  3 Years  5 Years  10 Years
      $328    $803    $1,303    $2,680



 7.  IS THE PORTFOLIO MANAGED?
     Unlike a mutual fund, the Portfolio is
     not managed and stocks are not sold
     because of market changes. The Sponsors
     monitor the portfolio and may instruct
     the Trustee to sell securities under
     certain limited circumstances. However,
     given the investment philosophy of the
     Portfolio, the Sponsors are not likely to do so.

 8.  HOW DO I BUY UNITS?

     The minimum investment is $250.

     You can buy units from the Sponsors and
     other broker-dealers. Some banks may
     offer units for sale through special
     arrangements with the Sponsors, although certain legal restrictions may apply.

     UNIT PRICE PER 1,000 UNITS        $999.91
     (as of August 29, 2000)

     Unit price is based on the net asset
     value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown on page 4, to which no sales fee has been applied.
     The Portfolio stocks are valued by the
     Trustee on the basis of their closing
     prices at 4:00 p.m. Eastern time every
     business day. Unit price changes every
     day with changes in the prices of the
     stocks.

 9.  HOW DO I SELL UNITS?

     You may sell your units at any time to
     the Sponsors or the Trustee for the net
     asset value determined at the close of
     business on the date of sale, less any
     remaining deferred sales fee and the
     costs of liquidating securities to meet
     the redemption.
10.  HOW ARE DISTRIBUTIONS MADE AND TAXED?

     The Fund pays distributions of any
     dividend income, net of expenses, on the 25th of July, 2001 if you own units on the 10th of this month. For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio regardless of when you receive distributions and regardless of whether you reinvest your dividends in the Portfolio. Dividends paid with respect to any foreign securities in the Portfolio will generally be subject to foreign withhholding taxes. A portion of the dividend payments may be used to pay expenses of the Portfolio. If you are a corporate investor, you may be eligible for the dividends-received deduction with respect to a portion of the dividends if you satisfy the applicable holding period and other requirements. Foreign investors' shares of dividends will generally be subject to withholding taxes.

11.  WHAT OTHER SERVICES ARE AVAILABLE?

     REINVESTMENT
     You may choose to reinvest your
     distributions into additional units of
     the Portfolio. Unless you choose
     reinvestment, you will receive your
     distributions in cash.

     EXCHANGE PRIVILEGES
     You may exchange units of this Portfolio for units of certain other Defined Asset
     Funds. You may also exchange into this
     Portfolio from certain other funds. We
     charge a reduced sales fee on exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME
The Portfolio will pay to you any income it has received one time during its life.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:
- a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
- a final report on Portfolio activity; and
- annual tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED DURING THE YEAR. PLEASE CONTACT YOUR TAX ADVISOR IN THIS REGARD.

You may request audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

CONCENTRATION RISK

When stocks in a particular industry make up 25% or more of the Portfolio, it is said to be "concentrated" in that industry, which makes the Portfolio less diversified.


Here is what you should know about the Portfolio's concentration in technology stocks. Technology stocks tend to be relatively volatile as compared to other types of investments. These kinds of companies:


- are rapidly developing and highly competitive, both domestically and internationally;


- may be smaller and less seasoned companies with limited product lines, markets or financial resources and limited management or marketing personnel; and


- are affected by:


    -- worldwide scientific and technological developments (and resulting product obsolescence);


    -- government regulations;


    -- increase in material or labor costs;


    -- changes in distribution channels; and


    -- the need to manage inventory levels in line with product demand.



Other risk factors include:


- short product life cycles;


- aggressive pricing and reduced profit margins;


- dramatic and often unpredictable changes in growth rates;


- frequent new product introduction and the need to enhance existing products;
  and


- intense competition from large established companies and potential competition from small start up companies.



Technology companies are also dependent to a substantial degree upon skilled professional and technical personnel and there is considerable competition for the services of qualified personnel in the industry.


FOREIGN ISSUER RISK

Investments in securities of foreign issuers involve risks that are different from investments in securities of domestic issuers. They may include:
  - political and economic developments;
  - possibility of withholding taxes;

  - exchange controls or other governmental restrictions on the payment of dividends;
  - less publicly available information; and
  - absence of uniform accounting, auditing and financial reporting standards, practices and requirements.

AMERICAN DEPOSITARY SHARES AND RECEIPTS

American depositary shares and receipts are issued by an American bank or trust company to evidence ownership of underlying common stock issued by a foreign corporation and deposited in a depositary facility. The terms and conditions of the depositary facility may result in less liquidity or lower market prices for the ADRs than for the underlying shares. Certain of the Portfolio Securities were purchased in ADR form in the United States.

FOREIGN CURRENCY RISK

Because securities of non-U.S. issuers generally pay dividends and trade in foreign currencies, there is the risk that the U.S. dollar value of these securities will vary with fluctuations in foreign exchange rates.

At the present time the Sponsors do not believe that any of the Portfolio Securities is subject to exchange control restrictions which would materially interfere with payment to the Portfolio of amounts due on the Portfolio Securities. The adoption of exchange control regulations or other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Portfolio to satisfy redemptions. There can be no assurance that exchange control regulations might not be adopted in the future that would adversely affect payments to the Portfolio.

LIQUIDITY

Sales of foreign securities in United States securities markets are ordinarily subject to severe restrictions and will generally be made only in foreign securities markets. You should know that:
  - securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States;
  - a foreign market's liquidity might become impaired as a result of economic or political turmoil, or if relations between the United States and such foreign country deteriorate markedly; and
  - the principal trading market for the Portfolio Securities, even if otherwise listed, may be the over-the-counter market in which liquidity will depend on whether dealers will make a market in the Portfolio Securities.

LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Future tax legislation could affect the value of the Portfolio by:
  - reducing the dividends-received deduction; or
  - increasing the corporate tax rate resulting in less money available for dividend payments.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:

  - ADDING the value of the Portfolio Securities, cash and any other Portfolio assets;
  - SUBTRACTING accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating Securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee may sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $1,250,000 you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in-kind.

There could be a delay in paying you for your units:

  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION


When the portfolio is about to terminate, you may have the option to roll your proceeds into the next Baby Boom Economy Growth Portfolio if one is available.



If you hold your Units with the Sponsors and notify your financial adviser by September 25, 2001, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Baby Boom Economy Growth Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you so choose, an in-kind distribution) after the Portfolio terminates.


If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next Baby Boom Economy Growth Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next Baby Boom Economy Growth Portfolio.


The Portfolio will terminate by October 30, 2001. However, the Sponsors may extend the termination date for a period no longer than 30 days without notice to Unit holders. You may, by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the Securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your Units at any time prior to termination.



If you continue to hold your Units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee. In addition, you may exchange into this Fund from certain other Defined Asset Funds and unit trusts. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.


We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:
  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and

  - legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

The deferred sales fee is generally a monthly charge of $2.50 per 1,000 units and is accrued in six installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of the actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME
- The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.
- Each unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:
  - expenses for keeping the Portfolio's registration statement current;

  - Portfolio termination expenses and any governmental charges.
  - for extraordinary services and costs of indemnifying the Trustee and the Sponsors; and
  - costs of actions taken to protect the Portfolio and other legal fees and expenses;

The Sponsors are currently reimbursed up to 70 CENTS per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

The maximum sales fee is 2.50%. If you hold units in certain eligible accounts offered by the Sponsor, you will pay no sales fee. Employees and non-employee directors of the Sponsor may be charged a reduced sales fee of no less than $5.00 per 1,000 Units. If your aggregate sales fee is less than the deferred sales fee, you will be given additional units which will decrease the effective maximum sales fee to the amount shown below.

The maximum sales fee is effectively reduced if you invest as follows:

                      YOUR MAXIMUM SALES
   IF YOU INVEST:        FEE WILL BE:
   --------------     ------------------
Less than $50,000            2.50%
$50,000 to $99,999           2.25%
$100,000 to $249,999         1.75%
$250,000 to $999,999         1.50%
$1,000,000 or more           0.75%

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which may affect the composition of the portfolio.

We decide whether to offer for sale units that we acquire in the secondary market after reviewing:
  - diversity of the Portfolio;

  - size of the Portfolio relative to its original size;
  - ratio of Portfolio expenses to income; and
  - cost of maintaining a current prospectus.

If the Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE

The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract between the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsor).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
  - it fails to perform its duties;
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  - the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

If the Sponsors fail to perform their duties or become bankrupt the Trustee may:

  - remove them and appoint replacement Sponsors;
  - liquidate the Portfolio; or
  - continue to act as Trustee without the Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS

The Sponsors are:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051

PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019

SALOMON SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of Citigroup Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013
DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE


The Bank of New York, Unit Trust Department, P.O. Box 974, Wall Street Division, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.


UNDERWRITERS' AND SPONSORS' PROFITS

The Underwriter receives sales charges when it sells units. The Sponsors also realize a profit or loss on deposit of the securities shown under Defined Portfolio. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

The Sponsors or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which they were a member.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.


During the initial offering period, the Sponsors also may realize profits or sustain losses on units they hold due to fluctuations in the price per unit. The Sponsors experienced a loss of $1,074.02 on the initial deposit of the securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales charges and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.


PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed.

                                              DEALER CONCESSION
                                                      AS
                                                A % OF PUBLIC
                        AMOUNT PURCHASED        OFFERING PRICE
                        ----------------      -----------------
                       Less than $50,000             2.00%
                       $50,000 to $99,999            1.80%
                       $100,000 to
                       $249,999                      1.45%
                       $250,000 to
                       $999,999                      1.25%
                       $1,000,000 and over           0.50%

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS

Each of the Portfolio and the Agent for the Sponsors have adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its employees with access to information on portfolio transactions. Subject to certain conditions, the codes permit employees to invest in Portfolio securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Portfolio and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year 2000 Problem"). To date, we are not aware of any major operational difficulties resulting from the computer system changes necessary to prepare for the Year 2000. However, there can be no assurance that the Year 2000 Problem will not adversely affect the issuers of the securities contained in the Portfolio. We cannot predict whether any impact will be material to the Portfolio as a whole.

ADVERTISING AND SALES MATERIAL

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Advertising and sales literature may contain past performance of the Portfolio either in dollars or average annualized or cumulative returns (changes in market prices with dividends reinvested) for various periods, compared to the Standard & Poor's 500 Index or other relevant market indices. Returns reflect deduction of actual Portfolio expenses and sales charges.

While indexing attempts to mirror market trends, the Portfolio's screening process selects stocks from a major index for a combination of value, capital appreciation potential and current dividend income. Because of this disciplined screening process, investors are relieved of making individual buy and sell decisions.

Sales literature and articles may state research opinions on the economy and industry sectors and include a list of funds generally appropriate for pursuing these recommendations.

TAXES

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each security in the Portfolio.

You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends-received deduction with respect to a portion of the dividends if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

GAIN OR LOSS UPON DISPOSITION


You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange your units for units of another Defined Asset Fund, or when the Trustee disposes of the securities in the Portfolio. You generally will not recognize gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio securities. Your holding period for the distributed Securities will include your holding period in your units.



If you do not hold your Portfolio in a currently non-taxable account (e.g., an IRA account), you may elect to roll over your investment in the Portfolio. If you so elect by September 25, 2001, you will recognize gain or loss only with respect to your share of those securities that are not rolled over into the new portfolio. You will not recognize gain or loss with respect to your share of those securities that are rolled over and your basis in those securities will remain the same as before the rollover.


If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next Baby Boom Economy Growth Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next Baby Boom Economy Growth Portfolio.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment which produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR TAX BASIS IN THE SECURITIES


Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the sales fee.



Your aggregate tax basis in units that you hold as a result of a rollover from an earlier protfolio will equal your basis in the Securities that were rolled over from the previous portfolio plus the proceeds from the sale of Securities from the portfolio that were not rolled over (other than proceeds that were paid to you). You should not increase your basis in your units by deferred sales charges, organizational expenses, or by any portion of the Creation and Development Fee. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted. Your basis for Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities, and your holding period for the distributed Securities will include your holding period in your units.


EXPENSES

If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses (including the applicable portion of the Creation and Development Fee), but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount, currently $128,950 ($64,475 for a married person filing separately).

STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

FOREIGN INVESTORS

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to withholding tax at a rate of 30% (or a lower applicable treaty rate) on your share of dividends received by the Portfolio. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

FOREIGN TAXES

Dividends paid with respect to any foreign Securities in the Portfolio will generally be subject to foreign withholding taxes. You will be considered to receive the entire amount of your share of these dividends, including your share of foreign taxes withheld. You may be eligible for a credit or a deduction for your share of these taxes to reduce your U.S. tax liability, subject to various requirements and limitations. You should consult your tax adviser in this regard.

RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Baby Boom Economy Portfolio 2000 Growth Series B, Defined Asset Funds (the "Portfolio"):



We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of August 30, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of August 30, 2000 in accordance with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
New York, NY
August 30, 2000



                  STATEMENT OF CONDITION AS OF AUGUST 30, 2000


TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........  $       1,095,590.57
                                                           --------------------
        Total............................................  $       1,095,590.57
                                                           ====================
LIABILITY AND INTEREST OF HOLDERS
    Reimbursement of Sponsors for organization
     expenses(2).........................................  $             973.86
                                                           --------------------
    Subtotal                                                             973.86
                                                           --------------------
Interest of Holders of 1,106,657 Units of fractional
  undivided interest outstanding(3):
  Cost to investors(4)...................................  $       1,106,557.40
  Gross underwriting commissions and organization
    expenses(5)(2).......................................            (11,940.69)
                                                           --------------------
    Subtotal                                                       1,094,616.71
                                                           --------------------
        Total............................................  $       1,095,590.57
                                                           ====================


------------


        (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on August 29, 2000. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $1,096,664.59 and deposited with the Trustee. The amount of the letter of credit includes $1,095,590.57 for the purchase of securities.


        (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $0.88 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If actual organization costs exceed the estimated amount shown above, the Sponsors will pay this excess amount.


        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.91 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.


        (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on August 29, 2000.


        (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $2.50 per 1,000 Units is payable on February 1, 2001 and the 1st day of each month thereafter through July 1, 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to July 1, 2001, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

DEFINED ASSET FUNDS-R-


HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         BABY BOOM ECONOMY PORTFOLIO
recent free Information                  2000 GROWTH SERIES B
Supplement that gives more               (A Unit Investment Trust)
details about the Fund,                  ---------------------------------------
by calling:                              This Prospectus does not contain
The Bank of New York                     complete information about the
1-800-221-7771                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-43912) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                  100434RR--8/00

                                    PART II

               Additional Information Not Included in the Prospectus

       A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of each of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221
          Salomon Smith Barney Inc. ..................................         8-8177
          PaineWebber Incorporated....................................        8-16267
          Dean Witter Reynolds Inc. ..................................        8-14172


                          ----------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:


          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          Salomon Smith Barney Inc. ..................................       13-1912900
          PaineWebber Incorporated....................................       13-2638166
          Dean Witter Reynolds Inc. ..................................       94-0899825
          The Bank of New York, Trustee...............................       13-4941102


                                  UNDERTAKING

Each of the Sponsors undertakes that it will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:

       1.1             -- Form of Trust Indenture (incorporated by reference to Exhibit
                       1.1 to the Registration Statement of Equity Income Fund, Select
                         S&P Industrial Portfolio 1997 Series A. 1933 Act File No.
                         33-05683.
       1.1.1           -- Form of Standard Terms and Conditions of Trust Effective
                       October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund,
                         Multistate Series--48, 1933 Act File No. 33-50247).
       1.2             -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The
                         Corporate Income Fund, One Hundred Ninety-Fourth Monthly
                         Payment Series, 1933 Act File No. 2-90925).
       1.11.1          -- Merrill Lynch Code of Ethics (incorporated by reference to
                       Exhibit 1.11.1 to Post-Effective Amendment No. 2 to the
                         Registration Statement of Equity Participation Series, Low Five
                         Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
       1.11.2          -- Equity Investor Fund Code of Ethics (incorporated by reference to Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the
                         Registration of Equity Participation Series Low Five Portfolio,
                         Defined Asset Funds, 1933 Act File No. 333-05685).
       3.1             -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading "How the Fund Works--Legal Opinion" in the
                         Prospectus.
       5.1             -- Consent of independent accountants.
       9.1             -- Information Supplement (incorporated by reference to Exhibit
                       9.1 to the Registration Statement of Equity Investor Fund, Select
                         Ten Portfolio 1999 International Series A (United Kingdom Port-
                         folio), 1933 Act File No. 33-70593).

                                   SIGNATURES

    The registrant hereby identifies the series numbers of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 30TH DAY OF AUGUST, 2000.



                SIGNATURES APPEAR ON PAGE R-3, R-4, R-5 AND R-6.


    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS
     By JAY M. FIFE
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of        Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:          have been filed
                                                                under the 1933 Act
                                                                File Numbers:
                                                                333-63417 and
                                                                333-63033



     MICHAEL A. CARPENTER
     DERYCK C. MAUGHAN



     By GINA LEMON
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279

     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON
     By ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085,
  Reynolds Inc.:                            333-13039, 333-47553 and 333-89005

     BRUCE F. ALONSO
     RICHARD M. DeMARTINI
     RAYMOND J. DROP
     JAMES F. HIGGINS
     JOHN J. MACK
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     PHILIP J. PURCELL
     JOHN H. SCHAEFER
     THOMAS C. SCHNEIDER
     ALAN A. SCHRODER
     ROBERT G. SCOTT
     By MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)